
Mail Stop 3720

March 29, 2018

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re: Ambow Education Holding Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed March 23, 2018**
> **File No. 333-220207**

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 41

1.   Consistent with your risk factor disclosure at page 28, please revise to address that it is unlikely you will be able to use proceeds from your offering as capital contributions to your Chinese operating subsidiaries. In this regard, please discuss the likely timeframe needed to obtain the necessary approvals from the appropriate regulators, including SAFE and MOFCOM. Please also disclose whether proceeds from your initial public

offering were ever used to fund capital contributions or loans to your Chinese operating subsidiaries.

Market Information, page 42

2. Please revise your introductory paragraph to briefly discuss that the company was delisted from the NYSE due in part based on its inability to file its reports under the Securities Exchange Act of 1934 in a timely manner. Please address why you were unable to timely file your Form 20-F for the fiscal year ended December 31, 2013.

Financial Statements

9. Loan Receivable, page F-68
12. Short-Term Borrowing From Third Party, page F-69

3. Please tell us whether you would have been able to borrow the US$6.0 million loan from Sino Accord Investments Limited under the current terms without simultaneously providing the RMB 42.7 million loan to Suzhou Zhixinliren and not be in violation of the PRC related Company Laws and Foreign Exchange Bureau regulations. If not, please clearly disclose this fact.

4. In light of the fact that your business operations have not historically been as a lender of funds to non-affiliated parties, please provide disclosure indicating whether you plan to make additional loans in the future.

5. Tell us why the "understanding among the parties that when the short-term borrowing is repaid, the loan receivable will similarly be collected" was not memorialized in writing as part of the written loan terms.

6. We note that the original loan agreement dated April 5, 2017 between you and Suzhou Zhixinliren indicated that the loan would be in the principal amount of RMB 42.0 million. However, in the supplementary agreement dated March 7, 2018, it was noted that after the signing of the April 5, 2017 loan agreement, you actually provided Suzhou Zhixinliren RMB 42.7 million as the actual principal. Please explain the reason for this difference, and tell us why the original loan agreement was not amended to reflect the actual principal issued. Furthermore, please clarify how far after the signing of the loan agreement that the additional RMB 0.7 million was provided to Suzhou Zhixinliren.

7. Please explain in further detail how both the loan payable to Sino Accord Investments Limited and the loan receivable to Suzhou Zhixinliren came about. Specifically, please respond to the following:

    - Tell us how you were originally connected with Sino Accord Investments Limited for purposes of the $6.0 million loan. For example, tell us whether you had previously borrowed money from the company, or were referred to them by another party.
    - Tell us how you decided to make the loan to Suzhou Zhixinliren. As part of your response, please explain how and when the loan negotiations took place, relative to the timing of your loan payable agreement with Sino Accord Investments Limited.

8.   It is unclear from your response to comment 6 why Sino Accord Investments would extend for one year an unsecured interest free loan denominated in US currency without payment of consideration. Please explain the nature of the discussions entered into for purposes of this loan extension. As part of your response, please explain whether there was any discussion regarding the payment of any interest or fees currently, or in the future, with respect to this loan extension.

18 Disposal of Subsidiaries, page F-72

9.   Please clarify your response to comment 7. We note that section 1, Indemnity, of the Equity Transfer Agreement – Amendment 2 appears to explicitly obligate Ambow Education to assume responsibility for unrecognized pre-disposition tax obligation of Ambow Online. However, in your March 9, 2018 response letter (on page 9) you state that the buyer has undertaken responsibility for such pre-disposition tax obligations of Ambow Online whether (or not) the ultimate settlement amount is higher or lower than the RMB 123.5 million." In light of the fact that you have not received *any* feedback or subsequent demands for payment from Chinese tax authorities in response to your application of tax settlement, tell us when you submitted your tax settlement application and clarify for us how you determined that you have not retained any potentially material contingent pre-disposition Chinese tax obligations of Ambow Online.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

Cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP